Mail Stop 3561

August 14, 2008

Bruce Trulio
Chief Executive Officer
Zhong Sen International Tea Company
2416 Lincoln Street
Hollywood, Florida 33020

> **Re: Zhong Sen International Tea Company**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed August 8, 2008**
> **File No. 333-151970**

Dear Mr. Trulio:

We have limited our review of your amendment to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Prospectus Summary, page 1

About our Company, page 1

1.   We note your response to comment 1 in our letter dated August 6, 2008. In the third paragraph on page 1, please revise your disclosure to indicate that your management and affiliates have previously been involved in companies that did *not* file timely reports *with the Securities and Exchange Commission*. Please also add BTX Holdings, Inc. to the list of companies on page 1. Please make corresponding changes on page 10 under the heading "General."

Risk Factors, page 3

2.   Consistent with comment 1 above, please revise the fifth risk factor on page 3 ("Management and affiliates of our Company previously had been involved in the management of development state companies with no specific business plan which have generated no or minimal revenues.") to add BTX Holdings, Inc. In the last paragraph of this risk factor, please 1) note that the reports were not

timely filed *with the Securities and Exchange Commission* and 2) state in the risk factor (and not just the heading) that these companies have generated no or minimal revenue.

Description of Business, page 10

Business Model, page 11

3.   You disclose in the second paragraph under this heading that "[a]s the company grows, [you] may also utilize the internet, television, radio and/or print media to achieve the goal of marketing the product." You make similar statements in the second paragraph on page 12 and in your plan of operations on page 15. In the fifth paragraph on page 11 under the heading "Sales and Marketing," you disclose that you "will use direct telephone contact initially, and as business increases and capital resources allow, [you] may use internet advertising, international travel for in person sales meetings, trade magazines and word of mouth to promote your product." Please clarify your disclosure to state if you will use all of these tools.

Sales and Marketing, page 11

4.   In the third paragraph under this heading, you state that you "will employ channel marketing as the primary method of getting the product to the worldwide consumer." In the next paragraph, you state that your "decision to use both direct sales and indirect channels is based on the determination that [your] ability to recruit resellers is unknown. If we cannot find resellers, we must immediately employ direct sales… The market dynamics of the beverage industry demand both direct sales and indirect channels as an overall marketing effort."

- Please explain to us how you will employ channel marketing as your *primary* marketing method if your ability to recruit resellers is unknown.

- Please clarify whether you expect to "use both direct sales and indirect channels" or if you only intend to use direct sales if you cannot find resellers.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 15

Capital Resources and Liquidity, page 16

5.   In the fourth and fifth paragraphs under this heading, you disclose that you expect your general and administrative expenses for the next twelve months to be $163,200. In the last paragraph under this heading (on the top of page 17), you

disclose that you expect your operational and general and administrative expenses for the next twelve months to total $100,000. Please explain to us this discrepancy or revise your disclosure.

* * * * *

Please contact Catherine Brown, Staff Attorney, at (202) 551-3513, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3725 with any questions you may have.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Gregg E. Jaclin, Esq.
        Anslow & Jaclin, LLP
        (732) 577-1188